J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States

UBS Securities LLC

1285 Avenue of The Americas

New York, NY 10019

United States

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

China International Capital Corporation

Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road

Central, Hong Kong

VIA EDGAR

September 21, 2020

Matthew Crispino

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Limited (the “Company”) (CIK No. 0001795589)
Registration Statement on Form F-1 (Registration No. 333-248943)

Dear Mr. Crispino:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on September 23, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 2,700 copies of the Company’s preliminary prospectus dated September 21, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J Mule
Name: Paul J Mule
Title: Executive Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Jake Ettore
Name: Jake Ettore
Title: Executive Director

UBS SECURITIES LLC

By:	/s/ Daniel Parisi
Name: Daniel Parisi
Title: Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name: Marc Bernstein
Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

China International Capital Corporation Hong Kong Securities Limited

By:	/s/ Liang Long
Name: Liang Long
Title: Managing Director

By:	/s/ Shi Qi
Name: Shi Qi
Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

Goldman Sachs (Asia) L.L.C.

By:	/s/ Eric Liu
Name: Eric Liu
Title: Managing Director

[Signature Page to the Acceleration Request]